The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell, nor do they seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424B3
Registration No. 333-160000
Subject to Completion, dated November 8, 2010
PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated August 17, 2009)

6,500,000 COMMON UNITS
REPRESENTING LIMITED PARTNER INTERESTS

We are selling 6,500,000 common units representing limited partner interests in Western Gas Partners, LP. Our common units are traded on the New York Stock Exchange under the symbol “WES.” On November 5, 2010, the last reported sale price of our common units on the New York Stock Exchange was $30.41 per common unit.

Investing in our common units involves risks. See “Risk Factors” beginning on page S-6 of this prospectus supplement and on page 2 of the accompanying base prospectus.

Per Common
	Unit	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to Western Gas Partners, LP (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 975,000 common units on the same terms and conditions as set forth above if the underwriters sell more than 6,500,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying base prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley, on behalf of the underwriters, expects to deliver the common units on or about November   , 2010.

Joint Book-Running Managers

MORGAN STANLEY
BARCLAYS CAPITAL
CITI
DEUTSCHE BANK SECURITIES
UBS INVESTMENT BANK
WELLS FARGO SECURITIES

Senior Co-Manager
RBC CAPITAL MARKETS

Junior Co-Managers

COMERICA SECURITIES	STIFEL NICOLAUS WEISEL

Prospectus Supplement dated November   , 2010

Prospectus Supplement

Prospectus

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering of common units. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If the information about the common unit offering varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Please read “Information Incorporated by Reference” on page S-17 of this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying base prospectus and any free writing prospectus prepared by or on behalf of us relating to this offering of common units. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent

S-i

information, you should not rely on it. We are offering to sell the common units, and seeking offers to buy the common units, only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus supplement, the accompanying base prospectus or any free writing prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference herein is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

None of Western Gas Partners, LP, the underwriters or any of their respective representatives is making any representation to you regarding the legality of an investment in our common units by you under applicable laws. You should consult with your own advisors as to legal, tax, business, financial and related aspects of an investment in our common units.

S-ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying base prospectus. It does not contain all of the information that you should consider before making an investment decision. You should read this entire prospectus supplement, the accompanying base prospectus and the documents incorporated herein by reference for a more complete understanding of this offering of common units. Please read “Risk Factors” beginning on page S-6 of this prospectus supplement and on page 2 of the accompanying base prospectus for information regarding risks you should consider before investing in our common units. Unless the context otherwise indicates, the information included in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional common units.

Throughout this prospectus supplement, when we use the terms “we,” “us,” “our” or the “partnership,” we are referring either to Western Gas Partners, LP in its individual capacity or to Western Gas Partners, LP and its subsidiaries collectively, as the context requires. References in this prospectus supplement to “our general partner” refer to Western Gas Holdings, LLC, the general partner of Western Gas Partners, LP.

Our Business

We are a growth-oriented Delaware limited partnership organized by Anadarko Petroleum Corporation (Anadarko) to own, operate, acquire and develop midstream energy assets. With midstream assets in East and West Texas, the Rocky Mountains and the Mid-Continent, we are engaged in the business of gathering, compressing, treating, processing and transporting natural gas and natural gas liquids (NGLs) for Anadarko and other producers and customers. The substantial majority of our services are provided under long-term contracts with fee-based rates with the remainder provided under percent-of-proceeds and keep-whole contracts. We have entered into fixed-price swap agreements with Anadarko to manage the future commodity price risk otherwise inherent in our percent-of-proceeds and keep-whole contracts. A substantial part of our business is conducted under long-term contracts with Anadarko.

We believe that one of our principal strengths is our relationship with Anadarko. Over 70% of our total natural gas gathering, processing and transportation throughput was comprised of natural gas production owned or controlled by Anadarko during the three months ended September 30, 2010. In executing our growth strategy, which includes acquiring and constructing additional midstream assets, we utilize the significant experience of Anadarko’s management team. For the three months ended September 30, 2010, Anadarko’s total domestic midstream asset portfolio (excluding assets which we fully consolidate into our results) had an aggregate throughput of approximately 1.8 Bcf/d and consisted of 15 gathering systems, approximately 5,500 miles of pipeline and 9 processing and/or treating facilities.

Our Assets and Areas of Operation

Our assets consist of ten gathering systems, six natural gas treating facilities, six gas processing facilities, one natural gas liquids pipeline, one interstate pipeline that is regulated by the Federal Energy Regulatory Commission (FERC) and non-controlling interests in a gas gathering system and a crude pipeline. Our assets are located in East and West Texas, the Rocky Mountains (Utah and Wyoming), and the Mid-Continent (Kansas and Oklahoma). The following table provides information regarding our assets by geographic region as of and for the three months ended September 30, 2010:

					Treating/
			Approximate	Gas	Processing	Average
		Length	# of Receipt	Compression	Capacity	Throughput
Area	Asset Type	(miles)	Points	(horsepower)	(MMcf/d)	(MMcf/d)

East Texas	Gathering and Treating	588	821	44,855	502	312
West Texas	Gathering	118	90	560	—	99
Rocky Mountains(1)	Gathering and Treating(2)	428	178	25,839	386	166
	Gathering and Processing(3)	2,076	1,403	130,788	957	707
	Gathering, Processing and Treating	1,739	1,983	64,914	139	272
	Transportation	256	14	29,696	—	157
Mid-Continent	Gathering	1,944	1,547	102,257	—	103

Total		7,149	6,036	398,909	1,984	1,816

(1)	Throughput figures for this region do not include NGL volumes measured in barrels or the proportionate share of volumes from our investment in White Cliffs.

(2)	Includes our 14.81% proportionate interest in Fort Union Gas Gathering, L.L.C.
(3)	Includes the Newcastle gathering system, in which we have a 50% interest, and fully consolidates the assets held by Chipeta Processing, LLC, in which we have a 51% interest.

Recent Developments

Wattenberg Acquisition

On August 2, 2010, we acquired Anadarko’s 100% ownership interest in Kerr-McGee Gathering LLC, which owns the Wattenberg gathering system with related compression and other facilities, including the Fort Lupton processing plant located in the Denver-Julesburg Basin, north and east of Denver, Colorado. The Wattenberg acquisition was financed with a $250.0 million term loan, a $200.0 million draw on our revolving credit facility and $23.1 million of cash on hand, as well as through the issuance of 1,048,196 common units to Anadarko and 21,392 general partner units to our general partner.

White Cliffs Acquisition

In September 2010, we and Anadarko closed a series of related agreements through which we acquired a 10% member interest in White Cliffs Pipeline, L.L.C., which owns a crude oil pipeline that originates in Platteville, Colorado and terminates in Cushing, Oklahoma and became operational in June 2009. The White Cliffs acquisition was financed with $38.0 million of cash on hand.

Third Quarter Distribution

On October 19, 2010, the board of directors of our general partner declared a cash distribution to our unitholders of $0.37 per common unit, or $26.4 million in the aggregate, for the quarter ended September 30, 2010, which will be paid on November 12, 2010 to unitholders of record at the close of business on October 29, 2010. This distribution represents a 6% increase over the distribution of $0.35 per common unit paid for the quarter ended June 30, 2010, and a 16% increase over the distribution of $0.32 per common unit paid for the quarter ended September 30, 2009. Purchasers in this offering will not receive the distribution payable on November 12, 2010.

Participation of Insiders

Anthony R. Chase, a director of our general partner, James R. Crane, a director of our general partner, Benjamin M. Fink, the Senior Vice President and Chief Financial Officer of our general partner, Danny J. Rea, the Senior Vice President and Chief Operating Officer of our general partner, and certain affiliates of Donald R. Sinclair, the President, Chief Executive Officer and director of our general partner, are expected to purchase an aggregate of approximately 90,000 common units in connection with this offering at the public offering price.

Ownership and Principal Offices of Western Gas Partners, LP

The chart below depicts our organization and ownership structure after giving effect to this offering.

Our principal executive offices are located at 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046, and our telephone number is (832) 636-6000. Our website is located at http://www.westerngas.com. The information on our website is not part of this prospectus supplement.

THE OFFERING

Common Units Offered by Us	6,500,000 common units, or 7,475,000 common units if the underwriters exercise in full their option to purchase additional common units.

Common and Subordinated Units Outstanding Before This Offering	42,621,968 common units and 26,536,306 subordinated units.

Common and Subordinated Units Outstanding After This Offering	49,121,968 common units, or 50,096,968 common units if the underwriters exercise in full their option to purchase additional common units, and 26,536,306 subordinated units.

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, in each case including our general partner’s proportionate capital contribution and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of their option to purchase additional common units, to repay amounts outstanding under our revolving credit facility. We may reborrow any amounts repaid under our revolving credit facility to pay for capital expenditures and acquisitions and for general partnership purposes. Please read “Use of Proceeds.”

Cash Distributions	Our partnership agreement requires us to distribute all of our cash on hand at the end of each quarter (including, at our general partner’s election, all or a portion of cash on hand resulting from working capital borrowings made after the end of the quarter), less reserves established by our general partner. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement. Please read “Cash Distribution Policy” on page 28 of the accompanying base prospectus.

On October 19, 2010, the board of directors of our general partner declared a cash distribution to our unitholders of $0.37 per common unit, or $26.4 million in the aggregate, for the quarter ended September 30, 2010, which will be paid on November 12, 2010 to unitholders of record at the close of business on October 29, 2010. This distribution represents a 6% increase over the distribution of $0.35 per common unit paid for the quarter ended June 30, 2010, and a 16% increase over the distribution of $0.32 per common unit paid for the quarter ended September 30, 2009. Purchasers in this offering will not receive the distribution payable on November 12, 2010.

Issuance of Additional Common Units	We can issue an unlimited number of common units without the consent of our unitholders.

Voting Rights	Our general partner manages and operates us. Common unitholders have only limited voting rights on matters affecting our business. Common unitholders have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our general partner and its affiliates will own an aggregate of approximately 48.7% of our common and subordinated units. This will give Anadarko the ability to prevent our general partner’s involuntary removal.

Eligible Holders and Redemption	Only Eligible Holders are entitled to receive distributions or be allocated income or loss from us. Eligible Holders are:

• individuals or entities subject to United States federal income taxation on the income generated by us; or

• entities not subject to United States federal taxation on the income generated by us, so long as all of the entity’s owners are subject to such taxation.

We have the right, which we may assign to any of our affiliates, but not the obligation, to acquire all of the common and subordinated units of any holder that is not an Eligible Holder or that has failed to certify or has falsely certified that such holder is an Eligible Holder. The purchase price for such acquisition would be equal to the lesser of the holder’s purchase price and the then-current market price of the units, and may be paid in cash or by delivery of a promissory note, as determined by our general partner.

Please read “Description of the Common Units — Transfer of Common Units” and “The Limited Partnership Agreement — Non-U.S. and Non-Taxpaying Assignees; Redemption” in the accompanying base prospectus.

Estimated Ratio of Taxable Income to Distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2013, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 25% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.48 per common unit, we estimate that your average allocable federal taxable income per year will be no more than $0.37 per common unit. Please read “Material Tax Considerations.”

Material Tax Considerations	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Income Tax Considerations” in the accompanying base prospectus.

New York Stock Exchange Symbol	“WES”

Risk Factors	You should read “Risk Factors” beginning on page S-6 of this prospectus supplement and on page 2 of the accompanying base prospectus and found in the documents incorporated herein by reference, as well as the other cautionary statements throughout this prospectus supplement, to ensure you understand the risks associated with an investment in our common units.

RISK FACTORS

An investment in our common units involves risk. Before making an investment in the common units offered hereby, you should carefully consider the risk factors included under the caption “Risk Factors” beginning on page 2 of the accompanying prospectus, as well as the risk factors included in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and in our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2010 and September 30, 2010, together with all of the other information included or incorporated by reference in this prospectus supplement. If any of these risks were to occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of the common units could decline, and you could lose all or part of your investment.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $      million, or approximately $      million if the underwriters exercise their over-allotment option in full, in each case including our general partner’s proportionate capital contribution and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of their option to purchase additional common units, to repay amounts outstanding under our revolving credit facility. We may reborrow any amounts repaid under our revolving credit facility to pay for capital expenditures and acquisitions and for other general partnership purposes.

As of November 5, 2010, total borrowings under our revolving credit facility were $310.0 million and had a weighted average interest rate of 2.63%. We are required to pay a quarterly facility fee ranging from 0.375% to 0.750% of the commitment amount (whether used or unused), based upon our consolidated leverage ratio, as defined in the revolving credit facility. The revolving credit facility has a maturity date of October 29, 2012 and bears interest at the applicable LIBOR, plus applicable margins ranging from 2.375% to 3.250%, or at an alternate base rate, based upon (i) the greater of the Prime Rate, the Federal Funds Rate plus 0.5%, and LIBOR plus 0.5% plus (ii) applicable margins ranging from 1.375% to 2.250%. A majority of the outstanding borrowings under the revolving credit facility was incurred to finance a portion of the cash consideration for the Wattenberg acquisition described in “Summary — Recent Developments.” For a detailed description of our revolving credit facility, please read “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in our Annual Report on Form 10-K for the year ended December 31, 2009, as revised by our Current Report on Form 8-K filed on November 5, 2010, which is incorporated by reference into this prospectus supplement.

Affiliates of certain underwriters are lenders under our revolving credit facility, and as such, will receive a substantial portion of the proceeds from this offering pursuant to the repayment of borrowings under such facility. See “Underwriting.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2010 on:

•	a historical basis; and

•	as adjusted to reflect the sale of common units in this offering, our general partner’s proportionate capital contribution, and the application of the net proceeds therefrom as described in “Use of Proceeds.”

	As of September 30, 2010
		As Adjusted for
	Historical	this Offering
	(in thousands)

Cash and cash equivalents	$36,400		$36,400

Revolving Credit Facility	$320,000	$
Term Loan	250,000		250,000
Notes Payable — Anadarko	175,000		175,000

Total debt	$745,000	$

Partners capital/parent net investment:
Common units	$562,400	$
Subordinated units	280,453		280,453
General partner units	15,977
Non-controlling interests	90,172		90,172

Total equity and partners’ capital	$949,002	$

Total capitalization	$1,694,002	$

You should read our financial statements and notes thereto that are incorporated by reference into this prospectus supplement and the accompanying base prospectus for additional information about our capital structure. The table above does not reflect any common units that may be sold to the underwriters upon exercise of their option to purchase additional common units.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units trade on the New York Stock Exchange under the symbol “WES.” The following table shows the high and low sales prices per common unit, as reported by the New York Stock Exchange, and cash distributions paid per common unit and subordinated unit for the periods indicated.

			Distribution per
			Limited Partner
Quarter Ended	High	Low	Unit

December 31, 2010 (through November 5, 2010)	$30.88	$27.12		(1)
September 30, 2010	$27.17	$21.96	$0.37	(2)
June 30, 2010	$23.95	$19.78	$0.35
March 31, 2010	$23.50	$19.42	$0.34
December 31, 2009	$20.00	$17.11	$0.33
September 30, 2009	$17.99	$15.03	$0.32
June 30, 2009	$15.80	$13.22	$0.31
March 31, 2009	$16.65	$12.20	$0.30
December 31, 2008	$15.28	$9.00	$0.30
September 30, 2008	$17.05	$12.63	$0.30
June 30, 2008(3)	$17.49	$16.00	$0.1582	(4)

(1)	The distribution attributable to the quarter ending December 31, 2010 has not yet been declared or paid. We expect to declare and pay a cash distribution within 45 days following the end of the quarter.
(2)	The distribution attributable to the quarter ended September 30, 2010 will be paid on November 12, 2010 to unitholders of record at the close of business on October 29, 2010. Purchasers in this offering will not receive the distribution payable on November 12, 2010.
(3)	From May 9, 2008, the commencement of trading following our initial public offering.
(4)	Represents a prorated distribution equal to the minimum quarterly distribution for the partial quarter following the closing of our initial public offering on May 14, 2008.

The last reported trading price of our common units on the New York Stock Exchange on November 5, 2010 was $30.41 per common unit. As of November 5, 2010, there were approximately 19 record holders of our common units.

The subordinated units are held by our general partner and its affiliates. Our general partner and its affiliates will receive a quarterly distribution on these units only after sufficient funds have been paid to the common unitholders. Please read “Cash Distribution Policy” on page 28 of the accompanying base prospectus. There is no established public trading market for our subordinated units.

MATERIAL TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Income Tax Considerations” in the accompanying base prospectus. Please also read “Item 1A. Risk Factors — Tax Risks to Common Unitholders” in our Annual Report on Form 10-K for the year ended December 31, 2009 for a discussion of the tax risks related to purchasing and owning our common units. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances. The following discussion is limited as described under the caption “Income Tax Considerations” in the accompanying base prospectus.

Partnership Status

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us. In order to be treated as a partnership for federal income tax purposes, at least 90% of our gross income must be from specific qualifying sources, such as the transportation of natural gas and natural gas products or other passive types of income such as dividends. Further, if we were required to register under the Investment Company Act of 1940, we would be taxed as a corporation even if we meet the qualifying income exception. For a more complete description of the qualifying income requirement and the impact of Investment Company Act registration on our status as a partnership for federal income tax purposes, please read “Income Tax Considerations — Partnership Status” in the accompanying base prospectus.

Current law may also change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. For example, in response to recent public offerings of interests in the management operations of private equity funds and hedge funds, the U.S. House of Representatives has passed, and the U.S. Senate has recently considered, legislation that may eliminate partnership treatment for certain publicly-traded partnerships and recharacterize certain types of income received from partnerships. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the implementation of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, our cash available for distribution would be reduced. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Ratio of Taxable Income to Distributions

We estimate that if you purchase common units in this offering and own them through December 31, 2013, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 25% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. A substantial portion of our unitholders’ allocable share of our taxable income will be attributable to the interest income from our loan to Anadarko, which is treated as “portfolio income.” A unitholder subject to the passive loss limitations will not be able to offset his share of this portfolio income with his allocable share of our operating deductions and loss. For a further discussion of the passive loss limitations, please read “Income Tax Considerations — Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses” in the accompanying base prospectus. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make distributions on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual ratio of taxable income to distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to maintain the current distribution amount on all units, yet we only distribute the current distribution amount on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Tax Exempt Organizations and Other Investors

Ownership of common units by tax-exempt entities, regulated investment companies and non-U.S. investors raises issues unique to such persons. Please read “Income Tax Considerations — Tax-Exempt Organizations and Other Investors” in the accompanying base prospectus.

Legislative Updates

Recently enacted legislation will impose a 3.8% Medicare tax on net investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of common units. In the case of an individual, the tax will be imposed on the lesser of (1) the individual’s net investment income or (2) the amount by which the individual’s modified adjusted gross income exceeds $250,000 (if the individual is married and filing jointly or a surviving spouse), $125,000 (if the individual is married and filing separately) or $200,000 (in any other case).

UNDERWRITING

Morgan Stanley & Co. Incorporated, Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., UBS Securities LLC and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have severally agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Number of
Underwriters	Common Units

Morgan Stanley & Co. Incorporated
Barclays Capital Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
UBS Securities LLC
Wells Fargo Securities, LLC
RBC Capital Markets, LLC
Comerica Securities, Inc.
Stifel, Nicolaus & Company, Incorporated

Total	6,500,000

The underwriters are offering the common units subject to their acceptance of the common units from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the common units offered by this prospectus supplement is subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common units offered by this prospectus supplement if any such common units are taken. However, the underwriters are not required to take or pay for the common units covered by the underwriters’ option to purchase additional common units described below.

The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the common units to dealers at the public offering price less a concession not to exceed $      per common unit. If all of the common units are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that may be required to be made in respect of these liabilities.

Option to Purchase Additional Common Units

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 975,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering overallotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment.

Lock-Up Agreements

We, our general partner and the executive officers and members of the board of directors of our general partner, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, we and they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units or securities convertible into, or exchangeable for common units, or sell or grant options, rights or warrants with respect to any common units or securities convertible into or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the common units, (3) file or cause to be filed a registration statement, including any amendment thereto, with respect to the registration of any of our common units or any securities convertible, exercisable or exchangeable into our common units or (4) publicly disclose the intention to do any of the foregoing for a period of 60 days after the date of this prospectus supplement.

The restrictions described in this paragraph do not apply to:

•	the sale of common units to the underwriters pursuant to the underwriting agreement;

•	bona fide gifts by an executive officer or director or dispositions to any trust for the direct or indirect benefit of the officer or director or the officer’s or director’s immediate family member, provided that the underwriters have received similar lock-up agreements from the recipient or trust, as applicable;

•	the issuance by us of common units pursuant to employee benefit plans, option plans or other employee compensation plans; or

•	the issuance of common units to Anadarko or its affiliates in connection with acquisitions by us, provided that the underwriters have received similar lock-up agreements from the sellers.

Morgan Stanley & Co. Incorporated, in its sole discretion, may release the common units and other securities subject to lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release the common units and other securities from lock-up agreements, Morgan Stanley & Co. Incorporated will consider, among other factors, the holder’s reasons for requesting the release, the number of common units or other securities for which the release is being requested and market conditions at the time.

Commissions and Expenses

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	No Exercise	Full Exercise

Per Unit	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be approximately $300,000.

Stabilization, Short Positions and Penalty Bids

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of units to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of units made in an amount up to the number of units represented by the underwriters’ option to purchase additional common units. In determining the source of units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through their option to purchase additional common units. Transactions to close out the covered syndicate short position involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the option to purchase additional common units. The underwriters may also make “naked” short sales of units in excess of the option to purchase additional common units. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of units in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter repurchases units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases. Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The representatives will allocate units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell units to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

Our common units are traded on the New York Stock Exchange under the symbol “WES.”

Relationships/FINRA Rules

In the ordinary course of its business, certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates for which they received or will receive customary fees and expenses.

In particular, affiliates of each underwriter other than Stifel, Nicolaus & Company, Incorporated are lenders and agents under our term loan. Additionally, affiliates of Morgan Stanley & Co. Incorporated, Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., UBS Securities LLC, Wells Fargo Securities, LLC, RBC Capital Markets, LLC and Comerica Securities, Inc. are lenders and agents under our revolving credit facility, and will receive a portion of the proceeds from this offering pursuant to the repayment of borrowings under that revolving credit facility. Because the Financial Industry Regulatory Authority (FINRA) views the common units offered hereby as interests in a direct participation program, there is no conflict of interest between us and the underwriters under NASD Conduct Rule 2720, and this offering is being made in compliance with Rule 2310 of the FINRA Rules.

The compensation received by the underwriters in connection with this common unit offering will not exceed 8% of the gross proceeds from this common unit offering.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financing advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the common units offered hereby will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas, and the legal matters described under “Material Tax Considerations” will be passed upon for us by Bingham McCutchen LLP. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Western Gas Partners, LP and its subsidiaries as of December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009, appearing in the Current Report on Form 8-K dated November 5, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, appearing in the December 31, 2009 Annual Report on Form 10-K have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

We have made in this prospectus supplement and in the reports and documents incorporated by reference herein, and may from time to time otherwise make in other public filings, press releases and statements by our management, forward-looking statements concerning our operations, economic performance and financial condition. These forward-looking statements include statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” “projects,” “target,” “goal,” “plans,” “objective,” “should” or similar expressions or variations on such expressions.

Although we and our general partner believe that the expectations reflected in such forward-looking statements are reasonable, neither we nor our general partner can give any assurance that such expectations will prove to have been correct. These forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, the following:

•	our assumptions about the energy market;

•	future gathering, treating and processing volumes and pipeline throughput, including Anadarko’s production, which is gathered or transported through our assets;

•	operating results;

•	competitive conditions;

•	technology;

•	the availability of capital resources for capital expenditures and other contractual obligations, and our ability to access those resources through the debt or equity capital markets;

•	the supply of, demand for, and the price of oil, natural gas, NGLs and other products or services;

•	the weather;

•	inflation;

•	the availability of goods and services;

•	general economic conditions, either internationally or nationally or in the jurisdictions in which we are doing business;

•	legislative or regulatory changes, including changes in environmental regulation, environmental risks, regulations by FERC and liability under federal and state environmental laws and regulations;

•	changes in the financial health of our sponsor, Anadarko, including as a result of the Deepwater Horizon drilling rig explosion and subsequent oil spill;

•	changes in Anadarko’s capital program, strategy or desired areas of focus;

•	our commitments to capital projects;

•	the ability to utilize our revolving credit facility;

•	our ability to maintain and/or obtain rights to operate our assets on land owned by third parties;

•	our ability to acquire assets on acceptable terms;

•	non-payment or non-performance of Anadarko or other significant customers, including under our gathering, processing and transportation agreements and our $260.0 million note receivable from Anadarko; and

•	other factors discussed in “Item 1A — Risk Factors” and in “Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) on March 11, 2010, as revised by our Current Report on Form 8-K, as filed with the SEC on November 5, 2010, in our Quarterly Reports on Form 10-Q filed with the SEC and in our other public filings and press releases.

The risk factors and other factors incorporated by reference in this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INFORMATION INCORPORATED BY REFERENCE

We file annual, quarterly and other reports with and furnish other information to the SEC. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished under Items 2.02 or 7.01 on any current report on Form 8-K), including all such documents we may file with the SEC after the date of this prospectus supplement and until the termination of this offering:

•	Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 11, 2010;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 (filed on May 6, 2010), June 30, 2010 (filed on August 5, 2010) and September 30, 2010 (filed on November 4, 2010);

•	Current Reports on Form 8-K and 8-K/A filed on January 7, 2010, January 15, 2010, February 3, 2010, March 26, 2010, May 4, 2010, May 17, 2010, August 5, 2010, September 8, 2010, September 30, 2010 and November 5, 2010; and

•	The description of our common units contained in our registration statement on Form 8-A (File No. 1-34046) filed on May 6, 2008.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You may request a copy of any document incorporated by reference into this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our website at http://www.westerngas.com, or by writing or calling us at the following address:

Investor Relations
Western Gas Partners, LP
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046
Telephone: (832) 636-6000

The information contained on our website is not part of this prospectus supplement.

PROSPECTUS

$1,250,000,000

WESTERN GAS PARTNERS, LP
Common Units
Debt Securities

WESTERN GAS PARTNERS FINANCE CORPORATION
Debt Securities

We may offer, from time to time, in one or more series:

•	common units representing limited partner interests in Western Gas Partners, LP; and

•	debt securities, which may be either senior debt securities or subordinated debt securities.

Western Gas Partners Finance Corporation may act as co-issuer of the debt securities and other direct or indirect subsidiaries of Western Gas Partners, LP, other than “minor” subsidiaries as such item is interpreted in securities regulations governing financial reporting for guarantors, may guarantee the debt securities.

The securities we may offer:

•	will have a maximum aggregate offering price of $1,250,000,000;

•	will be offered at prices and on terms to be set forth in one or more accompanying prospectus supplements; and

•	may be offered separately or together, or in separate series.

Our common units are traded on the New York Stock Exchange under the trading symbol “WES.” We will provide information in the prospectus supplement for the trading market, if any, for any debt securities we may offer.

This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities we will provide a prospectus supplement that will contain specific information about those securities and the terms of that offering, including the specific manner in which we will offer the securities. The prospectus supplement also may add, update or change information contained in this prospectus. This prospectus may be used to offer and sell securities only if accompanied by a prospectus supplement. We urge you to read carefully this prospectus and any prospectus supplement carefully before you invest. You should also read the documents we refer to in the “Where You Can Find More Information” section of this prospectus for information on us and our financial statements.

Investing in our securities involves risks. You should carefully consider each of the factors described under “Risk Factors” beginning on page 2 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 17, 2009

About This Prospectus	1
About Western Gas Partners, LP	1
Risk Factors	2
Cautionary Note Regarding Forward-Looking Statements	3
Use of Proceeds	4
Ratio of Earnings to Fixed Charges	5
Description of Debt Securities and Guarantees	6
Description of the Common Units	24
Cash Distribution Policy	28
The Limited Partnership Agreement	42
Income Tax Considerations	52
Investment in Us by Employee Benefit Plans	67
Plan of Distribution	68
Legal Matters	69
Experts	69
Where You Can Find More Information	69

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may sell, in one or more offerings, up to $1,250,000,000 in total aggregate offering price of securities described in this prospectus. This prospectus provides you with a general description of us and the securities offered under this prospectus.

Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. The prospectus supplement also may add to, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. We urge you to read carefully this prospectus, any prospectus supplement and the additional information described below under the heading “Where You Can Find More Information.”

Unless the context clearly indicates otherwise, references in this prospectus to “Western Gas Partners,” “we,” “our,” “us,” “WES” or like terms refer to Western Gas Partners, LP and its subsidiaries. “Anadarko” refers to Anadarko Petroleum Corporation and its consolidated subsidiaries, excluding Western Gas Partners.

ABOUT WESTERN GAS PARTNERS, LP

We are a growth-oriented Delaware limited partnership organized by Anadarko to own, operate, acquire and develop midstream energy assets. With midstream assets in East and West Texas, the Rocky Mountains and the Mid-Continent, we are engaged in the business of gathering, compressing, treating, processing and transporting natural gas for Anadarko and other producers and customers. Approximately 74% of our services are provided under long-term contracts with fee-based rates and approximately 22% of our services are provided under percent-of-proceeds contracts, based on operating income for the year ended December 31, 2008. We entered into fixed-price swap agreements with Anadarko effective January 1, 2009 to manage the future commodity price risk otherwise inherent in our percent-of-proceeds contracts. A substantial part of our business is conducted with Anadarko and governed by contracts which were entered into during 2008 with initial terms of 10 years. Certain contracts with third parties extend for primary terms of up to 20 years.

We believe that one of our principal strengths is our relationship with Anadarko. During each of the three years in the period ended December 31, 2008, over 80% of our total natural gas gathering, processing and transportation volumes were comprised of natural gas production owned or controlled by Anadarko. In addition, Anadarko has dedicated to us all of the natural gas production it owns or controls from (i) wells that are currently connected to our gathering systems, and (ii) additional wells that are drilled within one mile of wells connected to our gathering systems, both as the systems currently exist and as they are expanded to connect additional wells in the future. As a result, this dedication will continue to expand as additional wells are connected to our gathering systems.

Western Gas Partners Finance Corporation, our wholly-owned subsidiary, has no material assets or any liabilities other than as a co-issuer of our debt securities. Its activities will be limited to co-issuing our debt securities and engaging in other activities incidental thereto.

Our principal executive offices are located at 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046, and our telephone number is (832) 636-6000. Our website is located at http://www.westerngas.com.

RISK FACTORS

You should carefully consider the factors contained in our annual report on Form 10-K for the fiscal year ended December 31, 2008 under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.” You should also consider similar information contained in any annual report on Form 10-K or other document filed by us with the SEC after the date of this prospectus before deciding to invest in our securities. If applicable, we will include in any prospectus supplement a description of those significant factors that could make the offering described therein speculative or risky.

CAUTIONARY NOTE REGARDING FORWARD – LOOKING STATEMENTS

We have made in this prospectus and in the reports and documents incorporated by reference herein, and may from time to time otherwise make in other public filings, press releases and statements by our management, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, concerning our operations, economic performance and financial condition. These forward-looking statements include statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” “projects,” “target,” “goal,” “plans,” “objective,” “should” or similar expressions or variations on such expressions.

For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. These forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, the following risks and uncertainties:

•	our assumptions about the energy market;

•	future treating and processing volumes and pipeline throughput, including Anadarko’s production, which is gathered or transported through our assets;

•	operating results;

•	competitive conditions;

•	technology;

•	the availability of capital resources, capital expenditures and other contractual obligations;

•	the supply of and demand for, and the price of oil, natural gas, natural gas liquids and other products or services;

•	the weather;

•	inflation;

•	the availability of goods and services;

•	general economic conditions, either internationally or nationally or in the jurisdictions in which we are doing business;

•	legislative or regulatory changes, including changes in environmental regulation, environmental risks, regulations by Federal Energy Regulatory Commission and liability under federal and state environmental laws and regulations;

•	our ability to access the capital markets;

•	our ability to access credit, including under Anadarko’s $1.3 billion credit facility;

•	our ability to maintain and/or obtain rights to operate our assets on land owned by third parties;

•	our ability to acquire assets on acceptable terms;

•	non-payment or non-performance of Anadarko or other significant customers, including under our gathering, processing and transportation agreements and our $260.0 million note receivable from Anadarko; and

•	other factors discussed in “Item 1A — Risk Factors” and in “Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” included in our annual report on Form 10-K filed with the SEC on March 13, 2009 and in our other public filings and press releases.

The risk factors and other factors incorporated by reference in this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds we receive from the sale of securities covered by this prospectus for general partnership purposes, which may include, among other things:

•	paying or refinancing all or a portion of our indebtedness outstanding at the time (some or all of which may be owed to Anadarko);

•	funding working capital;

•	funding either maintenance- or expansion-related capital expenditures; and

•	funding future acquisitions either from Anadarko or third parties.

The actual application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering. The precise amount and timing of the application of these proceeds will depend upon our funding requirements and the availability and cost of other funds.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended
	March 31,		Year Ended December 31,
	2009		2008		2007		2006		2005		2004

Ratio of earnings to fixed charges(1)	9.9	x	43.7	x	7.5	x	2.7	x	2.2	x	2.8x

(1)	For purposes of determining the ratios of earnings to fixed charges, earnings are defined as net income before income taxes plus fixed charges, distributions from equity investees and amortization of capitalized interest, less equity income. Fixed charges consist of interest expense, including the interest component of leases and rentals.

DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

General

Western Gas Partners may issue debt securities in one or more series, as to any of which Western Gas Partners Finance Corporation (“Western Gas Partners Finance”) may be a co-issuer on one or more series of such debt securities. Western Gas Partners Finance was incorporated under the laws of the State of Delaware on June 9, 2009, is wholly owned by Western Gas Partners, and has no material assets or any liabilities other than as a co-issuer of debt securities. When used in this section, references to “we,” “us” and “our” refer to Western Gas Partners and, if Western Gas Partners Finance is co-issuer as to any series of debt securities, Western Gas Partners Finance.

We may issue senior or subordinated debt securities. Neither the senior debt securities nor the subordinated debt securities will be secured by any of our property or assets. Thus, by owning a debt security, you are one of our unsecured creditors.

The senior debt securities will constitute part of our senior debt, will be issued under our senior debt indenture described below and will rank equally with all of our other unsecured and unsubordinated debt.

The subordinated debt securities will constitute part of our subordinated debt, will be issued under our subordinated debt indenture described below and will be subordinate in right of payment to all of our “senior debt,” as defined in the indenture with respect to subordinated debt securities. The prospectus supplement for any series of subordinated debt securities or the information incorporated in this prospectus by reference will indicate the approximate amount of senior debt outstanding as of the end of our most recent fiscal quarter. Neither indenture limits our ability to incur additional senior debt or other indebtedness.

When we refer to “debt securities” in this prospectus, we mean both the senior debt securities and the subordinated debt securities.

The debt securities may have the benefit of guarantees (each, a “guarantee”), by one or more existing or future subsidiaries of Western Gas Partners (each, a “guarantor”), which may include Anadarko Gathering Company LLC, MIGC LLC, Pinnacle Gas Treating LLC, Western Gas Operating, LLC, Western Gas Wyoming, L.L.C. and WGR Operating, LP. If a guarantor issues guarantees, the guarantees will be the unsecured and, if guaranteeing senior debt securities, unsubordinated or, if guaranteeing subordinated debt securities, subordinated obligations of the respective guarantors. Unless otherwise expressly stated or the context otherwise requires, as used in this section, the term “guaranteed debt securities” means debt securities that, as described in the prospectus supplement relating thereto, are guaranteed by one or more guarantors pursuant to the applicable indenture.

The debt indentures and their associated documents, including your debt security, contain the full legal text of the matters described in this section and your prospectus supplement. We have filed forms of the indentures with the SEC as exhibits to our registration statement, of which this prospectus is a part. See “Where You Can Find More Information” below for information on how to obtain copies of them.

This section and your prospectus supplement summarize material terms of the indentures and your debt security. They do not, however, describe every aspect of the indentures and your debt security. For example, in this section and your prospectus supplement, we use terms that have been given special meaning in the indentures, but we describe the meaning for only the more important of those terms. Your prospectus supplement will have a more detailed description of the specific terms of your debt security and any applicable guarantees.

Indentures

The senior debt securities and subordinated debt securities are each governed by a document each called an indenture. Each indenture is a contract between us and a trustee to be determined later. The indentures are substantially identical, except for certain provisions including those relating to subordination, which are included only in the indenture related to subordinated debt securities.

The trustee under each indenture has two main roles:

•	First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, which we describe later under “— Default, Remedies and Waiver of Default.”

•	Second, the trustee performs administrative duties for us, such as sending you interest payments and notices.

When we refer to the indenture or the trustee with respect to any debt securities, we mean the indenture under which those debt securities are issued and the trustee under that indenture.

Series of Debt Securities

We may issue many distinct debt securities or series of debt securities under either indenture as we wish. This section summarizes terms of the securities that apply generally to all debt securities and series of debt securities. The provisions of each indenture allow us not only to issue debt securities with terms different from those of debt securities previously issued under that indenture, but also to “reopen” a previously issued series of debt securities and issue additional debt securities of that series. We will describe most of the financial and other specific terms of your series, whether it be a series of the senior debt securities or subordinated debt securities, in the prospectus supplement for that series. Those terms may vary from the terms described here.

As you read this section, please remember that the specific terms of your debt security as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are any differences between your prospectus supplement and this prospectus, your prospectus supplement will control. Thus, the statements we make in this section may not apply to your debt security.

When we refer to “debt securities” or a “series of debt securities,” we mean, respectively, debt securities or a series of debt securities issued under the applicable indenture. When we refer to your prospectus supplement, we mean the prospectus supplement describing the specific terms of the debt security you purchase. The terms used in your prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

Amounts of Issuances

Neither indenture limits the aggregate amount of debt securities that we may issue or the number of series or the aggregate amount of any particular series. We may issue debt securities and other securities at any time without your consent and without notifying you.

The indentures and the debt securities do not limit our ability to incur other indebtedness or to issue other securities. Also, unless otherwise specified below or in your prospectus supplement, we are not subject to financial or similar restrictions by the terms of the debt securities.

Principal Amount, Stated Maturity and Maturity

Unless otherwise stated, the principal amount of a debt security means the principal amount payable at its stated maturity, unless that amount is not determinable, in which case the principal amount of a debt security is its face amount.

The term “stated maturity” with respect to any debt security means the day on which the principal amount of your debt security is scheduled to become due. The principal may become due sooner, by reason of redemption or acceleration after a default or otherwise in accordance with the terms of the debt security. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the “maturity” of the principal.

We also use the terms “stated maturity” and “maturity” to refer to the days when other payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the “stated maturity” of that installment. When we refer to the “stated maturity” or the “maturity” of a debt security without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

Specific Terms of Debt Securities

Your prospectus supplement will describe the specific terms of your debt security, which will include some or all of the following:

•	whether Western Gas Partners Finance will be a co-issuer of your debt security;

•	the title of the series of your debt security and whether it is a senior debt security or a subordinated debt security;

•	any limit on the total principal amount of the debt securities of the same series;

•	the stated maturity;

•	the currency or currencies for principal and interest, if not United States, or U.S., dollars;

•	the price at which we originally issue your debt security, expressed as a percentage of the principal amount, and the original issue date;

•	whether your debt security is a fixed rate debt security, a floating rate debt security or an indexed debt security;

•	if your debt security is a fixed rate debt security, the yearly rate at which your debt security will bear interest, if any, and the interest payment dates;

•	if your debt security is a floating rate debt security, the interest rate basis; any applicable index currency or index maturity, spread or spread multiplier or initial base rate, maximum rate or minimum rate; the interest reset, determination, calculation and payment dates; the day count convention used to calculate interest payments for any period; the business day convention; and the calculation agent;

•	if your debt security is an indexed debt security, the principal amount, if any, we will pay you at maturity, interest payment dates, the amount of interest, if any, we will pay you on an interest payment date or the formula we will use to calculate these amounts, if any, and the terms on which your debt security will be exchangeable for or payable in cash, securities or other property;

•	if your debt security may be converted into or exercised or exchanged for common or preferred units or other securities of Western Gas Partners or debt or equity securities of one or more third parties, the terms on which conversion, exercise or exchange may occur, including whether conversion, exercise or exchange is mandatory, at the option of the holder or at our option, the period during which conversion, exercise or exchange may occur, the initial conversion, exercise or exchange price or rate and the circumstances or manner in which the amount of common or preferred units or other securities issuable upon conversion, exercise or exchange may be adjusted;

•	if your debt security is also an original issue discount debt security, the yield to maturity;

•	if applicable, the circumstances under which your debt security may be redeemed at our option or repaid at the holder’s option before the stated maturity, including any redemption commencement date, repayment date(s), redemption price(s) and redemption period(s);

•	the authorized denominations, if other than $1,000 and integral multiples of $1,000;

•	the depositary for your debt security, if other than The Depository Trust Company (“DTC”), and any circumstances under which the holder may request securities in non-global form, if we choose not to issue your debt security in book-entry form only;

•	if applicable, the circumstances under which we will pay additional amounts on any debt securities held by a person who is not a U.S. person for tax purposes and under which we can redeem the debt securities if we have to pay additional amounts;

•	whether your debt security will be guaranteed by any guarantors and, if so, the identity of the guarantors and, to the extent the terms thereof differ from those described in this prospectus, a description of the terms of the guarantees;

•	the names and duties of any co-trustees, depositaries, authenticating agents, paying agents, transfer agents or registrars for your debt security, as applicable; and

•	any other terms of your debt security and any guarantees of your debt security, which could be different from those described in this prospectus.

Governing Law

The indentures and the debt securities (and any guarantees thereof) will be governed by New York law.

Form of Debt Securities

We will issue each debt security only in registered form, without coupons, unless we specify otherwise in the applicable prospectus supplement. In addition, we will issue each debt security in global — i.e., book-entry — form only, unless we specify otherwise in the applicable prospectus supplement. Debt securities in book-entry form will be represented by a global security registered in the name of a depositary, which will be the holder of all the debt securities represented by the global security. Those who own beneficial interests in a global debt security will do so through participants in the depositary’s securities clearance system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depositary and its participants. References to “holders” in this section mean those who own debt securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in debt securities registered in street name or in debt securities issued in book-entry form through one or more depositaries.

Unless otherwise indicated in the prospectus supplement, the following is a summary of the depositary arrangements applicable to debt securities issued in global form and for which DTC acts as depositary.

Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee, and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

Ownership of beneficial interests in a global debt security is limited to institutions that have accounts with DTC or its nominee, or persons that may hold interests through those participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold those interests through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities they purchase in definitive form. These laws may impair your ability to transfer beneficial interests in a global debt security.

We will make payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing those debt securities. DTC has advised us that upon receipt of any payment of principal of, or interest on, a global debt security, DTC immediately will credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective interests in the principal amount of that global debt security, as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global security or has ceased to be a registered clearing agency and we do not appoint another institution to act as depositary within 90 days; or

•	we notify the trustee that we wish to terminate that global security.

Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement, if other than $1,000 and multiples of $1,000. The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indentures.

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interests to give or take that action. Additionally, those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us as follows:

•	DTC is:

•	a limited-purpose trust company organized under the New York Banking Law,

•	a “banking organization” within the meaning of the New York Banking Law,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

•	DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates.

•	DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

•	DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the NYSE Amex LLC and the Financial Industry Regulatory Authority, Inc.

•	Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

The rules applicable to DTC and its participants are on file with the SEC.

Investors may hold interests in the debt securities outside the U.S. through the Euroclear System (“Euroclear”) or Clearstream Banking (“Clearstream”) if they are participants in those systems, or indirectly through organizations which are participants in those systems. Euroclear and Clearstream will hold interests on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositaries which in turn will hold such positions in customers’ securities accounts in the names of the nominees of the depositaries on the books of DTC. At the present time JPMorgan Chase Bank, National Association will act as U.S. depositary for Euroclear, and Citibank, National Association will act as U.S. depositary for Clearstream. All securities in Euroclear or Clearstream are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

The following is based on information furnished by Euroclear or Clearstream, as the case may be.

Euroclear has advised us that:

•	It was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash;

•	Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries;

•	Euroclear is operated by Euroclear Bank S.A./ N.V., as operator of the Euroclear System (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”);

•	The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include underwriters of debt securities offered by this prospectus;

•	Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly;

•	Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”);

•	The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants; and

•	Distributions with respect to debt securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearstream has advised us that:

•	It is incorporated under the laws of Luxembourg as a professional depositary and holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates;

•	Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries;

•	As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute;

•	Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include underwriters of debt securities offered by this prospectus;

•	Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly; and

•	Distributions with respect to the debt securities held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

We have provided the descriptions herein of the operations and procedures of Euroclear and Clearstream solely as a matter of convenience. These operations and procedures are solely within the control of Euroclear and Clearstream and are subject to change by them from time to time. Neither we, any underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact Euroclear or Clearstream or their respective participants directly to discuss these matters.

Secondary market trading between Euroclear participants and Clearstream participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected within DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving debt securities in DTC, and making or receiving payment in accordance with normal procedures. Euroclear participants and Clearstream participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of securities received in Euroclear or Clearstream as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits, or any transactions in the securities settled during such processing, will be reported to the relevant Euroclear participants or Clearstream participants on that business day. Cash received in Euroclear or Clearstream as a result of sales of securities by or through a Euroclear participant or a Clearstream participant to a DTC participant will be received with value on the business day of settlement in DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of debt securities among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

Redemption or Repayment

If there are any provisions regarding redemption or repayment applicable to your debt security, we will describe them in your prospectus supplement.

We or our affiliates may purchase debt securities from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Debt securities that we or they purchase may, at our discretion, be held, resold or canceled.

Mergers and Similar Transactions

Each of Western Gas Partners and Western Gas Partners Finance (each, an “issuer”) is generally permitted under the indenture for the relevant series to merge or consolidate with another corporation or other entity. Each issuer is also permitted under the indenture for the relevant series to sell all or substantially all of its assets to another corporation or other entity. With regard to any series of debt securities, however, no issuer may take any of these actions unless all the following conditions, among other things, are met:

•	If the successor entity in the transaction is not such issuer, (a) the successor entity must be organized as a corporation, limited liability company, partnership or trust, and must expressly assume such issuer’s obligations under the debt securities of that series and the indenture with respect to that series and (b) if Western Gas Partners Finance initially was a co-issuer as to that series, immediately after such transaction, an issuer as to that series must be a corporation. The successor entity may be organized under the laws of the U.S., any state thereof or the District of Columbia.

•	Immediately after the transaction, no default under the debt securities of that series has occurred and is continuing. For this purpose, “default under the debt securities of that series” means an event of default with respect to that series or any event that would be an event of default with respect to that series if the requirements for giving us default notice and for our default having to continue for a specific period of time were disregarded. We describe these matters below under “— Default, Remedies and Waiver of Default.”

If the conditions described above are satisfied with respect to the debt securities of any series, an issuer will not need to obtain the approval of the holders of those debt securities in order to merge or consolidate or to sell its assets. Also, these conditions will apply only if an issuer wishes to merge or consolidate with another entity or sell all or substantially all of our assets to another entity. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another entity, any transaction that involves a change of control of us but in which we do not merge or consolidate and any transaction in which we sell less than substantially all our assets.

The successor entity will be substituted for an issuer of the debt securities of any series and under the indenture with the same effect as if it had been an original party to the indenture, and, except in the case of a lease, such issuer will be relieved from any further obligations and covenants under the indenture.

Subordination Provisions

Holders of subordinated debt securities should recognize that contractual provisions in the subordinated debt indenture may prohibit us from making payments on those securities. Subordinated debt securities are subordinate and junior in right of payment, to the extent and in the manner stated in the subordinated debt indenture, to all of our senior debt, as defined in the subordinated debt indenture, including all debt securities we have issued and will issue under the senior debt indenture.

The subordinated debt indenture defines “senior debt” as:

•	our indebtedness under or in respect of our credit agreement, whether for principal, interest (including interest accruing after the filing of a petition initiating any proceeding pursuant to any bankruptcy law, whether or not the claim for such interest is allowed as a claim in such proceeding), reimbursement obligations, fees, commissions, expenses, indemnities or other amounts; and

•	any other indebtedness permitted under the terms of that indenture, unless the instrument under which such indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the subordinated debt securities.

Notwithstanding the foregoing, “senior debt” will not include: (i) equity interests; (ii) any liability for taxes; (iii) any indebtedness to any of our subsidiaries or affiliates; (iv) any trade payables; or (v) any indebtedness incurred in violation of the subordinated debt indenture.

We may modify the subordination provisions, including the definition of senior debt, with respect to one or more series of subordinated debt securities. Such modifications will be set forth in the applicable prospectus supplement.

The subordinated debt indenture provides that, unless all principal of and any premium or interest on the senior debt has been paid in full, no payment or other distribution may be made in respect of any subordinated debt securities in the following circumstances:

•	in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, assignment for creditors or other similar proceedings or events involving us or our assets;

•	(a) in the event and during the continuation of any default in the payment of principal, premium or interest on any senior debt beyond any applicable grace period or (b) in the event that any event of default with respect to any senior debt has occurred and is continuing, permitting the holders of that senior debt (or a trustee) to accelerate the maturity of that senior debt, whether or not the maturity is in fact accelerated (unless, in the case of (a) or (b), the payment default or event of default has been cured or waived or ceased to exist and any related acceleration has been rescinded) or (c) in the event that any judicial proceeding is pending with respect to a payment default or event of default described in (a) or (b); or

•	in the event that any subordinated debt securities have been declared due and payable before their stated maturity.

If the trustee under the subordinated debt indenture or any holders of the subordinated debt securities receive any payment or distribution that is prohibited under the subordination provisions, then the trustee or the holders will have to repay that money to the holders of the senior debt.

Even if the subordination provisions prevent us from making any payment when due on the subordinated debt securities of any series, we will be in default on our obligations under that series if we do not make the payment when due. This means that the trustee under the subordinated debt indenture and the holders of that series can take action against us, but they will not receive any money until the claims of the holders of senior debt have been fully satisfied.

The subordinated debt indenture allows the holders of senior debt to obtain a court order requiring us and any holder of subordinated debt securities to comply with the subordination provisions.

Defeasance, Covenant Defeasance and Satisfaction and Discharge

When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. If we deposit with the trustee funds or government securities, or if so provided in your prospectus supplement, obligations other than government securities, sufficient to make payments on any series of debt securities on the dates those payments are due and payable and other specified conditions are satisfied, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the debt securities of such series and all obligations of any guarantors of such debt securities will also be discharged with respect to the guarantees of such debt securities (“legal defeasance”); or

•	we will be discharged from any covenants we make in the applicable indenture for the benefit of such series and the related events of default will no longer apply to us (“covenant defeasance”).

If we defease any series of debt securities, the holders of such securities will not be entitled to the benefits of the indenture, except for our obligations to register the transfer or exchange of such securities, replace stolen, lost or mutilated securities or maintain paying agencies and hold moneys for payment in trust. In case of covenant defeasance, our obligation to pay principal, premium and interest on the applicable series of debt securities will also survive.

We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the applicable series of debt securities to recognize gain or loss for federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the U.S. Internal Revenue Service, or IRS, or a change in law to that effect.

Upon the effectiveness of defeasance with respect to any series of guaranteed debt securities, each guarantor of the debt securities of such series shall be automatically and unconditionally released and discharged from all of its obligations under its guarantee of the debt securities of such series and all of its other obligations under the applicable indenture in respect of the debt securities of that series, without any action by us, any guarantor or the trustee and without the consent of the holders of any debt securities.

In addition, we may satisfy and discharge all our obligations under the indenture with respect to debt securities of any series, other than our obligation to register the transfer of and exchange debt securities of that series, provided that we either:

•	deliver all outstanding debt securities of that series to the trustee for cancellation; or

•	all such debt securities not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and in the case of this bullet point, we have deposited with the trustee in trust an amount of cash sufficient to pay the entire indebtedness of such debt securities, including interest to the stated maturity or applicable redemption date.

No Personal Liability

No past, present or future director, officer, employee, incorporator, member, manager, partner (whether general or limited), unitholder or stockholder of us, the general partner of Western Gas Partners or any guarantor, as such, will have any liability for any obligations of us or any guarantor, respectively, under the debt securities or the indentures or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for issuance of the debt securities and any guarantees. The waiver may not be effective to waive liabilities under the federal securities laws.

Default, Remedies and Waiver of Default

You will have special rights if an event of default with respect to your series of debt securities occurs and is continuing, as described in this subsection.

Events of Default

Unless your prospectus supplement says otherwise, when we refer to an event of default with respect to any series of debt securities, we mean any of the following:

•	we do not pay the principal or any premium on any debt security of that series on the due date;

•	we do not pay interest on any debt security of that series within 30 days after the due date;

•	we do not deposit a sinking fund payment with regard to any debt security of that series within 60 days after the due date, but only if the payment is required under provisions described in the applicable prospectus supplement;

•	we remain in breach of our covenants regarding mergers or sales of substantially all of our assets or any other covenant we make in the indenture for the benefit of the relevant series, for 90 days after we receive a notice of default stating that we are in breach and requiring us to remedy the breach. The notice must be sent by the trustee or the holders of at least 25% in principal amount of the relevant series of debt securities;

•	we file for bankruptcy or other events of bankruptcy, insolvency or reorganization relating to us occur;

•	if the debt securities of that series are guaranteed debt securities, the guarantee of the debt securities of that series by any guarantor shall for any reason cease to be, or shall for any reason be asserted in writing by such guarantor or us, not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated or permitted by the indenture or the debt securities of that series; or

•	if the applicable prospectus supplement states that any additional event of default applies to the series, that event of default occurs.

We may change, eliminate, or add to the events of default with respect to any particular series or any particular debt security or debt securities within a series, as indicated in the applicable prospectus supplement.

Remedies if an Event of Default Occurs

If you are the holder of a subordinated debt security, all the remedies available upon the occurrence of an event of default under the subordinated debt indenture will be subject to the restrictions on the subordinated debt securities described above under “— Subordination Provisions.”

Except as otherwise specified in the applicable prospectus supplement, if an event of default has occurred with respect to any series of debt securities and has not been cured or waived, the trustee or the holders of not less than 25% in principal amount of all debt securities of that series then outstanding may declare the entire principal amount of the debt securities of that series to be due immediately. Except as otherwise specified in the applicable prospectus supplement, if the event of default occurs because of events in bankruptcy, insolvency or reorganization relating to us, the entire principal amount of the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder.

Each of the situations described above is called an acceleration of the stated maturity of the affected series of debt securities. Except as otherwise specified in the applicable prospectus supplement, if the stated maturity of any series is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in principal amount of the debt securities of that series may cancel the acceleration for the entire series.

If an event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the relevant indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs.

Except as described in the prior paragraph, the trustee is not required to take any action under the relevant indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This is called an indemnity. If the trustee is provided with an indemnity reasonably satisfactory to it, the holders of a majority in principal amount of all debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee with respect to that series. These majority holders may also direct the trustee in performing any other action under the relevant indenture with respect to the debt securities of that series.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to any debt security, all of the following must occur:

•	the holder of your debt security must give the trustee written notice that an event of default has occurred with respect to the debt securities of your series, and the event of default must not have been cured or waived;

•	the holders of not less than 25% in principal amount of all debt securities of your series must make a written request that the trustee take action because of the default, and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after the above steps have been taken; and

•	during those 60 days, the holders of a majority in principal amount of the debt securities of your series must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the debt securities of your series.

You are entitled at any time, however, to bring a lawsuit for the payment of money due on your debt security on or after its stated maturity (or, if your debt security is redeemable, on or after its redemption date).

Book-entry and other indirect owners should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity.

Waiver of Default

The holders of not less than a majority in principal amount of the debt securities of any series may waive a default for all debt securities of that series. If this happens, the default will be treated as if it has not occurred. No one can waive a payment default on your debt security, however, without the approval of the particular holder of that debt security.

Annual Information about Defaults to the Trustee

We will furnish each trustee every year a written statement of two of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities issued under it, or else specifying any default under the applicable indenture.

Modifications and Waivers

There are four types of changes we can make to either indenture and the debt securities or series of debt securities or any guarantees thereof issued under that indenture.

Changes Requiring Each Holder’s Approval

First, there are changes that cannot be made without the approval of each holder of a debt security affected by the change under the applicable debt indenture, including, among others:

•	changing the stated maturity for any principal or interest payment on a debt security;

•	reducing the principal amount, the amount payable on acceleration of the maturity after a default, the interest rate or the redemption price for a debt security;

•	permitting redemption of a debt security if not previously permitted;

•	impairing any right a holder may have to require purchase of its debt security;

•	impairing any right that a holder of convertible debt security may have to convert the debt security;

•	changing the currency of any payment on a debt security;

•	changing the place of payment on a debt security;

•	impair a holder’s right to sue for payment of any amount due on its debt security;

•	release of any guarantor of a debt security from any of its obligations under its guarantee thereof, except in accordance with the terms of the indenture;

•	reducing the percentage in principal amount of the debt securities of any one or more affected series, taken separately or together, as applicable, and whether comprising the same or different series or less than all of the debt securities of a series, the approval of whose holders is needed to change the indenture or those debt securities or waive our compliance with the applicable indenture or to waive defaults; and

•	changing the provisions of the applicable indenture dealing with modification and waiver in any other respect, except to increase any required percentage referred to above or to add to the provisions that cannot be changed or waived without approval of the holder of each affected debt security.

Changes Not Requiring Approval

The second type of change does not require any approval by holders of the debt securities affected. These changes are limited to clarifications and changes that would not adversely affect any debt securities of any series in any material respect. Nor do we need any approval to make changes that affect only debt securities to be issued under the applicable indenture after the changes take effect. We may also make changes or obtain waivers that do not adversely affect a particular debt security, even if they affect other debt securities. In those cases, we do not need to obtain the approval of the holder of the unaffected debt security; we need only obtain any required approvals from the holders of the affected debt securities. We may also make changes to reflect the addition of, succession to or release of any guarantor of guaranteed debt securities otherwise permitted under the indenture. We may also make changes to conform the text of the applicable indenture or any debt securities or guarantees to any provision of the “Description of Debt Securities and Guarantees” in this prospectus or the comparable section in your prospectus supplement, to the extent such provision was intended to be a verbatim recitation of a provision of such indenture or debt securities or guarantees.

Modification of Subordination Provisions

We may not amend the indenture related to subordinated debt securities to alter the subordination of any outstanding subordinated debt securities without the written consent of each holder of senior debt then outstanding who would be adversely affected (or the group or representative thereof authorized or required to consent thereto pursuant to the instrument creating or evidencing, or pursuant to which there is outstanding, such senior debt). In addition, we may not modify the subordination provisions of the indenture related to subordinated debt securities in a manner that would adversely affect the subordinated debt securities of any one or more series then outstanding in any material respect, without the consent of the holders of a majority in aggregate principal amount of all affected series then outstanding, voting together as one class (and also of any affected series that by its terms is entitled to vote separately as a series, as described below).

Changes Requiring Majority Approval

Any other change to a particular indenture and the debt securities issued under that indenture would require the following approval:

•	If the change affects only particular debt securities within a series issued under the applicable indenture, it must be approved by the holders of a majority in principal amount of such particular debt securities; or

•	If the change affects debt securities of more than one series issued under the applicable indenture, it must be approved by the holders of a majority in principal amount of all debt securities of all such series affected by the change, with all such affected debt securities voting together as one class for this purpose and such affected debt securities of any series potentially comprising fewer than all debt securities of such series, in each case, except as may otherwise be provided pursuant to such indenture for all or any particular debt securities of any series. This means that modification of terms with respect to certain securities of a series could be effectuated without obtaining the consent of the holders of a majority in principal amount of other securities of such series that are not affected by such modification.

The same majority approval would be required for us to obtain a waiver of any of our covenants in either indenture. Our covenants include the promises we make about merging or selling substantially all of our assets, which we describe above under “— Mergers and Similar Transactions.” If the holders approve a waiver of a covenant, we will not have to comply with it. The holders, however, cannot approve a waiver of any provision in a particular debt security, or in the applicable indenture as it affects that debt security, that we cannot change without the approval of the holder of that debt security as described above in “— Changes Requiring Each Holder’s Approval”, unless that holder approves the waiver.

We may issue particular debt securities or a particular series of debt securities, as applicable, that are entitled, by their terms, to separately approve matters (for example, modification or waiver of provisions in the applicable indenture) that would also, or otherwise, require approval of holders of a majority in principal amount of all affected debt securities of all affected series issued under such indenture voting together as a single class. Any such affected debt securities or series of debt securities would be entitled to approve such matters (a) pursuant to such special rights by consent of holders of a majority in principal amount of such affected debt securities or series of debt securities voting separately as a class and (b) in addition, as described above, except as may otherwise be provided pursuant to the applicable indenture for such debt securities or series of debt securities, by consent of holders of a majority in principal amount of such affected debt securities or series of debt securities and all other affected debt securities of all series issued under such indenture voting together as one class for this purpose. We may issue series or debt securities of a series having these or other special voting rights without obtaining the consent of or giving notice to holders of outstanding debt securities or series.

Book-entry and other indirect owners should consult their banks or brokers for information on how approval may be granted or denied if we seek to change an indenture or any debt securities or request a waiver.

Special Rules for Action by Holders

Only holders of outstanding debt securities of the applicable series will be eligible to take any action under the applicable indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction with respect to debt securities of that series. Also, we will count only outstanding debt securities in determining whether the various percentage requirements for taking action have been met. Any debt securities owned by us or any of our affiliates or surrendered for cancellation or for payment or redemption of which money has been set aside in trust are not deemed to be outstanding. Any required approval or waiver must be given by written consent.

In some situations, we may follow special rules in calculating the principal amount of debt securities that are to be treated as outstanding for the purposes described above. This may happen, for example, if the principal amount is payable in a non-U.S. dollar currency, increases over time or is not to be fixed until maturity.

We will generally be entitled to set any day as a record date for the purpose of determining the holders that are entitled to take action under either indenture. In certain limited circumstances, only the trustee will be entitled to set a record date for action by holders. If we or the trustee sets a record date for an approval or other action to be taken by holders, that vote or action may be taken only by persons or entities who are holders on the record date and must be taken during the period that we specify for this purpose, or that the trustee specifies if it sets the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. In addition, record dates for any global debt security may be set in accordance with procedures established by the depositary from time to time. Accordingly, record dates for global debt securities may differ from those for other debt securities.

Form, Exchange and Transfer

If any debt securities cease to be issued in registered global form, they will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	unless we indicate otherwise in your prospectus supplement, in denominations of $1,000 and integral multiples of $1,000.

Holders may exchange their debt securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. You may not exchange your debt securities for securities of a different series or having different terms, unless your prospectus supplement says you may.

Holders may exchange or transfer their debt securities at the office of the trustee. They may also replace lost, stolen, destroyed or mutilated debt securities at that office. We have appointed the trustee to act as our agent for registering debt securities in the names of holders and transferring and replacing debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their debt securities, but they may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange, and any replacement, will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership. The transfer agent may require an indemnity before replacing any debt securities.

If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If the debt securities of any series are redeemable and we redeem less than all those debt securities, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers of or exchange any debt security selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

If a debt security is issued as a global debt security, only DTC or other depositary will be entitled to transfer and exchange the debt security as described in this subsection, since the depositary will be the sole holder of the debt security.

The rules for exchange described above apply to exchange of debt securities for other debt securities of the same series and kind. If a debt security is convertible, exercisable or exchangeable into or for a different kind of security, such as one that we have not issued, or for other property, the rules governing that type of conversion, exercise or exchange will be described in the applicable prospectus supplement.

Payments

We will pay interest, principal and other amounts payable with respect to the debt securities of any series to the holders of record of those debt securities as of the record dates and otherwise in the manner specified below or in the prospectus supplement for that series.

We will make payments on a global debt security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will pay directly to the depositary, or its nominee, and not to any indirect owners who own beneficial interests in the global debt security. An indirect owner’s right to receive those payments will be governed by the rules and practices of the depositary and its participants.

We will make payments on a debt security in non-global, registered form as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all other payments by check at the paying agent described below, against surrender of the debt security. All payments by check will be made in next-day funds — i.e., funds that become available on the day after the check is cashed.

Alternatively, if a non-global debt security has a face amount of at least $1,000,000 and the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request wire payment, the holder must give the paying agent appropriate wire transfer instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person or entity who is the holder on the relevant regular record date. In the case of any other payment, payment will be made only after the debt security is surrendered to the paying agent. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive payments on their debt securities.

Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to us. After that two-year period, the holder may look only to us for payment and not to the trustee, any other paying agent or anyone else.

Guarantees

The debt securities of any series may be guaranteed by one or more of our subsidiaries. However, the applicable indenture governing the debt securities will not require that any of our subsidiaries be a guarantor of any series of debt securities and will permit the guarantors for any series of guaranteed debt securities to be different from any of the subsidiaries listed above under “— General.” As a result, a series of debt securities may not have any guarantors and the guarantors of any series of guaranteed debt securities may differ from the guarantors of any other series of guaranteed debt securities. If we issue a series of guaranteed debt securities, the identity of the specific guarantors of the debt securities of that series will be identified in the applicable prospectus supplement.

If we issue a series of guaranteed debt securities, a description of some of the terms of guarantees of those debt securities will be set forth in the applicable prospectus supplement. Unless otherwise provided in the prospectus supplement relating to a series of guaranteed debt securities, each guarantor of the debt securities of such series will unconditionally guarantee the due and punctual payment of the principal of, and premium, if any, and interest, if any, on each debt security of such series, all in accordance with the terms of such debt securities and the applicable indenture.

Notwithstanding the foregoing, unless otherwise provided in the prospectus supplement relating to a series of guaranteed debt securities, the applicable indenture will contain provisions to the effect that the obligations of each guarantor under its guarantees and such indenture shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such guarantor, result in the obligations of such guarantor under such guarantees and such indenture not constituting a fraudulent conveyance or fraudulent transfer under applicable law. However, there can be no assurance that, notwithstanding such limitation, a court would not determine that a guarantee constituted a fraudulent conveyance or fraudulent transfer under applicable law. If that were to occur, the court could void the applicable guarantor’s obligations under that guarantee, subordinate that guarantee to other debt and other liabilities of that guarantor or take other action detrimental to holders of the debt securities of the applicable series, including directing the holders to return any payments received from the applicable guarantor.

Unless otherwise provided in the prospectus supplement relating to a series of guaranteed debt securities, the applicable indenture will (i) provide that, upon the sale or disposition (by merger or otherwise) of any guarantor, (x) if the transferee is not an affiliate of us, such guarantor will automatically be released from all obligations under its guarantee of such debt securities or (y) otherwise, the transferee (if other than us or another guarantor) will assume the guarantor’s obligations under its guarantee of such debt securities and (ii) permit us to cause the guarantee of any guarantor of such debt securities to be released at any time if we satisfy such conditions, if any, as are specified in the prospectus supplement for such debt securities.

The applicable prospectus supplement relating to any series of guaranteed debt securities will specify other terms of the applicable guarantees.

If the applicable prospectus supplement relating to a series of our senior debt securities provides that those senior debt securities will have the benefit of a guarantee by any or all of our subsidiaries, unless otherwise provided in the applicable prospectus supplement, each such guarantee will be the unsubordinated and unsecured obligation of the applicable guarantor and will rank equally in right of payment with all of the unsecured and unsubordinated indebtedness of such guarantor.

Any guarantee of any debt securities will be effectively subordinated to all existing and future secured indebtedness of the applicable guarantor, including any secured guarantees of other Company debt, to the extent of the value of the collateral securing that indebtedness. Consequently, in the event of a bankruptcy, or similar proceeding with respect to any guarantor that has provided a guarantee of any debt securities, the holders of that guarantor’s secured indebtedness will be entitled to proceed directly against the collateral that secures that secured indebtedness and such collateral will not be available for satisfaction of any amount owed by such guarantor under its unsecured indebtedness, including its guarantees of any debt securities, until that secured debt is satisfied in full. Unless otherwise provided in the applicable prospectus supplement, the indenture will not limit the ability of any guarantor to incur secured indebtedness.

If the applicable prospectus supplement relating to a series of our subordinated debt securities provides that those subordinated debt securities will have the benefit of a guarantee by any or all of our subsidiaries, unless otherwise provided in the applicable prospectus supplement, each such guarantee will be the subordinated and unsecured obligation of the applicable guarantor and, in addition to being effectively subordinated to secured debt of such guarantor, will be subordinated in right of payment to all of such guarantor’s existing and future senior indebtedness, including any guarantee of the senior debt securities, to the same extent and in the same manner as the subordinated debt securities are subordinated to our senior debt. See “— Subordination Provisions” above.

Paying Agents

We may appoint one or more financial institutions to act as our paying agents, at whose designated offices debt securities in non-global entry form may be surrendered for payment at their maturity. We call each of those offices a paying agent. We may add, replace or terminate paying agents from time to time. We may also choose to act as our own paying agent. We will specify in the prospectus supplement for your debt security the initial location of each paying agent for that debt security. We must notify the trustee of changes in the paying agents.

Notices

Notices to be given to holders of a global debt security will be given only to the depositary, in accordance with its applicable policies as in effect from time to time. Notices to be given to holders of debt securities not in global form will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive notices.

Our Relationship With the Trustee

The prospectus supplement for your debt security will describe any material relationships we may have with the trustee with respect to that debt security.

The same financial institution may initially serve as the trustee for our senior debt securities and subordinated debt securities. Consequently, if an actual or potential event of default occurs with respect to any of these securities, the trustee may be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939. In that case, the trustee may be required to resign under one or more of the indentures, and we would be required to appoint a successor trustee. For this purpose, a “potential” event of default means an event that would be an event of default if the requirements for giving us default notice or for the default having to exist for a specific period of time were disregarded.

DESCRIPTION OF THE COMMON UNITS

The Common Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common and subordinated units in and to partnership distributions, please read this section and “Cash Distribution Policy.” For an additional description of the rights and privileges of limited partners under our partnership agreement, please read “The Limited Partnership Agreement.”

Transfer Agent and Registrar

Duties

As of the date of this prospectus, Computershare Trust Company, N.A. serves as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. General partner units are not deemed outstanding units for purposes of voting rights and such units represent a non-voting general partner interest. Matters that require the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units and Class B units, if any, voting as a single class.

In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Please also read “The Limited Partnership Agreement — Meetings; Voting.”

Matter	Unitholder Vote Required, if any

Issuance of additional units	No unitholder approval required.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “The Limited Partnership Agreement — Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “The Limited Partnership Agreement — Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “The Limited Partnership Agreement — Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “The Limited Partnership Agreement — Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to June 30, 2018 in a manner that would cause a dissolution of our partnership. Please read “The Limited Partnership Agreement — Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “The Limited Partnership Agreement — Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2018. Please read “The Limited Partnership Agreement — Transfer of General Partner Units.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation, sale of all or substantially all of its assets or the sale of all of the ownership interests in such holder, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to June 30, 2018. Please read “The Limited Partnership Agreement — Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No unitholder approval required at any time. Please read “The Limited Partnership Agreement — Transfer of Ownership Interests in the General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware to the same extent as the general partner. The limited partners could also have liability for our obligations to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. The Delaware Act provides that a limited partner who receives a distribution and knew, at the time of the distribution, that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in five states and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a limited partner of the operating partnership may require compliance with legal requirements in the jurisdictions in which the operating partnership conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our partnership interest in our operating partnership or otherwise, it was determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Transfer of Common Units

Common units are securities that are transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a substituted limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly. Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	is deemed to have given the consents and approvals contained in our partnership agreement.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Western Gas Holdings, LLC as our general partner or from otherwise changing our management. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units directly from our general partner or its affiliates or any transferee of that person or group provided that our general partner notifies such transferee in writing that such loss of voting rights does not apply or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please also read “The Limited Partnership Agreement — Withdrawal or Removal of the General Partner.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Income Tax Considerations — Disposition of Common Units.”

CASH DISTRIBUTION POLICY

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing rather than retaining our available cash. Set forth below is a summary of the significant terms of our cash distribution policy. Please read “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

Distributions of Available Cash

General

Our partnership agreement provides that we will distribute all of our available cash to unitholders of record on the applicable record date within 45 days after the end of each quarter.

Definition of Available Cash

Available cash, for any quarter, consists of all cash on hand at the end of that quarter:

• less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders for any one or more of the next four quarters;

•	plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within 12 months.

Intent to Distribute the Minimum Quarterly Distribution

We will distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.30 per unit, or $1.20 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. There is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will be entitled to 2.0% of all quarterly distributions since inception that we make prior to our liquidation. This general partner interest is represented by 1,135,296 general partner units. General partner units are not deemed outstanding units for purposes of voting rights and such units represent a non-voting general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. Our general partner’s initial 2.0% interest in our distributions may be reduced if we issue additional limited partner units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50.0%, of the cash we distribute from operating surplus (as defined below) in excess of $0.45 per unit per quarter. The maximum distribution of 50.0% includes distributions paid to our general partner on its 2.0% general partner interest and assumes that our general partner maintains its general partner interest at 2.0%. The maximum distribution of 50.0% does not include any distributions that our general partner may receive on limited partner units that it owns.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either cash from “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus

Operating surplus consists of:

•	$31.8 million (as described below); plus

•	all of our cash receipts after the closing of our initial public offering, excluding cash from the following:

•	borrowings that are not working capital borrowings;

•	sales of equity and debt securities;

•	sales or other dispositions of assets outside the ordinary course of business;

•	the termination of interest rate swap agreements or commodity hedge contracts prior to the termination date specified herein;

•	capital contributions received; and

•	corporate reorganizations or restructurings; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for the quarter; plus

•	cash distributions paid on equity issued to finance all or a portion of the construction, acquisition, improvement or replacement of a capital asset (such as equipment or facilities) during the period beginning on the date that we enter into a binding obligation to commence the construction, acquisition or improvement of a capital improvement or replacement of a capital asset and ending on the earlier to occur of the date the capital improvement or capital asset commences commercial service or the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of our initial public offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred or repaid within such twelve-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, the effect of including, as described above, certain cash distributions on equity securities in operating surplus will be to increase operating surplus by the amount of any such cash distributions. We may also include in operating surplus certain cash distributions we receive from non-operating sources.

If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

Operating expenditures generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner, reimbursement of expenses to Anadarko for services pursuant to the omnibus agreement or personnel provided to us under the services and secondment agreement, payments made in the ordinary course of business under interest rate swap agreements or commodity hedge contracts, manager and officer compensation, repayment of working capital borrowings, debt service payments and estimated maintenance capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	actual maintenance capital expenditures (as discussed in further detail below);

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our Class B units and incentive distribution rights); or

•	non-pro rata purchases of units of any class made with the proceeds of a substantially concurrent equity issuance.

Capital Surplus

Capital surplus consists of:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Characterization of Cash Distributions

Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of our initial public offering equals the operating surplus as of the most recent date of determination of available cash. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as distributions from capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures required to maintain our long-term operating capacity or operating income, and expansion capital expenditures are those capital expenditures that we expect will expand our operating capacity or operating income over the long term. Examples of maintenance capital expenditures include capital expenditures associated with the replacement of equipment and well connections, or the construction, development or acquisition of other facilities, to replace expected reductions in hydrocarbons available for gathering, compressing, treating, processing, transporting or otherwise handled by our facilities (which we refer to as operating capacity). Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of the construction, improvement or replacement of an asset that is paid in respect of the period that begins when we enter into a binding obligation to commence constructing or developing a replacement asset and ending on the earlier to occur of the date of any such replacement asset commences commercial service or the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes (as described below) will not be considered maintenance capital expenditures.

Because our maintenance capital expenditures can be irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus and cash available for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus.

Our partnership agreement requires that an estimate of the average quarterly maintenance capital expenditures necessary to maintain our operating capacity or operating income over the long term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus for those periods will be subject to review and change by our general partner at least once a year, provided that any change is approved by our special committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only.

The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

•	it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus less than the initial quarterly distribution to be paid on all the units for the quarter and subsequent quarters;

•	it will increase our ability to distribute as operating surplus the cash we receive from non-operating sources; and

•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions on the incentive distribution rights held by our general partner.

Expansion capital expenditures are those capital expenditures that we expect will increase our operating capacity or operating income. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional pipeline or treating capacity or new processing capacity, to the extent such capital expenditures are expected to expand our long-term operating capacity or operating income. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of the construction of such capital improvement during the period that commences when we enter into a binding obligation to commence construction of a capital improvement and ending on the date any such capital improvement commences commercial service or the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of facilities that are in excess of the maintenance of our existing operating capacity or operating income, but which are not expected to expand our operating capacity or operating income for more than the short term.

Capital expenditures that are made in part for maintenance capital purposes and in part for investment capital or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditure by our general partner, with the concurrence of our special committee.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.30 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Subordination Period

The subordination period will extend until the first business day of any quarter beginning after June 30, 2011, that each of the following conditions are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common, subordinated units and general partner units during those periods on a fully diluted basis during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate and all of the subordinated units will convert into common units on a one-for-one basis if each of the following occurs:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $0.45 per quarter (150.0% of the minimum quarterly distribution) for each calendar quarter in the immediately preceding four-quarter period;

•	the “adjusted operating surplus” (as defined below) generated during each calendar quarter in the immediately preceding four-quarter period equaled or exceeded the sum of $0.45 (150.0% of the minimum quarterly distribution) on each of the outstanding common, subordinated and general partner units during that period on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro-rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and no units held by our general partner and its affiliates are voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus During the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal percentage interest in distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total quarterly distribution per unit.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2.0% general partner interest and assume our general partner has contributed any additional capital to maintain its 2.0% general partner interest and has not transferred its incentive distribution rights.

	Total Quarterly	Marginal Percentage Interest in Distributions(1)
	Distribution per Unit	Unitholders	General Partner

Minimum Quarterly Distribution	$0.300	98.0%	2.0%
First Target Distribution	up to $0.345	98.0%	2.0%
Second Target Distribution	above $0.345	85.0%	15.0%
	up to $0.375
Third Target Distribution	above $0.375	75.0%	25.0%
	up to $0.450
Thereafter	above $0.450	50.0%	50.0%

(1)	Assumes that there are no arrearages on common units and that our general partner maintains its 2.0% general partner interest and continues to own the incentive distribution rights.

Distributions of Available Cash from Operating Surplus after the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following discussion assumes that our general partner maintains its 2.0% general partner interest, that there are no arrearages on common units and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $0.345 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $0.375 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives a total of $0.45 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the special committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued Class B units and general partner units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period. Our general partner will be issued the number of general partner units necessary to maintain our general partner’s interest in us immediately prior to the reset election.

The number of Class B units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the amount of cash distributed per common unit during each of these two quarters. Each Class B unit will be convertible into one common unit at the election of the holder of the Class B unit at any time following the first anniversary of the issuance of these Class B units.

Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect as of June 1, 2009, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.60.

		Marginal Percentage		Quarterly
	Quarterly	Interest in Distribution		Distribution per
	Distribution per		General	Unit Following
	Unit Prior to Reset	Unitholders	Partner	Hypothetical Reset

Minimum Quarterly Distribution	$0.300	98.0%	2.0%	$0.600
First Target Distribution	up to $0.345	98.0%	2.0%	up to $0.690	(1)
Second Target Distribution	above $0.345	85.0%	15.0%	above $0.690	(1)
	up to $0.375			up to $0.750	(2)
Third Target Distribution	above $0.375	75.0%	25.0%	above $0.750	(2)
	up to $0.450			up to $0.900	(3)
Thereafter	above $0.450	50.0%	50.0%	above $0.900	(3)

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.

(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.

(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, or IDRs, based on an average of the amounts distributed for a quarter for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 55,629,503 common units outstanding, our general partner has maintained its 2.0% general partner interest, and the average distribution to each common unit would be $0.60 for the two quarters prior to the reset.

		Cash	Cash Distributions to General Partner
	Quarterly	Distributions	Prior to Reset
	Distribution	to Common		2% General	Incentive
	per Unit	Unitholders	Class B	Partner	Distribution		Total
	Prior to Reset	Prior to Reset	Units	Interest	Rights	Total	Distributions

Minimum Quarterly Distribution	$0.300	$16,688,851	—	$340,589	—	$340,589	$17,029,440
First Target Distribution	up to $0.345	2,503,328	—	51,088	—	51,088	2,554,416
Second Target Distribution	above $0.345 up to $0.375	1,668,885	—	39,268	255,241	294,509	1,963,394
Third Target Distribution	above $0.375 up to $0.450	4,172,213	—	111,259	1,279,479	1,390,738	5,562,950
Thereafter	above $0.450	8,344,425	—	333,777	8,010,648	8,344,425	16,688,851

		$33,377,702	—	$875,981	$9,545,368	$10,421,349	$43,799,051

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of IDRs, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be 55,629,503 common units and 15,908,947 Class B units outstanding, our general partner’s 2.0% interest has been maintained, and the average distribution to each common unit would be $0.60. The number of Class B units to be issued to our general partner upon the reset was calculated by dividing (i) the average of the amounts received by our general partner in respect of its IDRs for the two quarters prior to the reset as shown in the table above, or $9,545,368, by (ii) the average available cash distributed on each common unit for the two quarters prior to the reset as shown in the table above, or $0.60.

Cash
	Quarterly	Distributions	Cash Distributions to General Partner after Reset
	Distribution	to Common		2% General	Incentive
	per Unit	Unitholders	Class B	Partner	Distribution		Total
	after Reset	after Reset	Units	Interest	Rights	Total	Distributions

Minimum Quarterly Distribution	$0.600	$33,377,702	$9,545,368	$875,981	—	$10,421,349	$43,799,051
First Target Distribution	up to $0.690	—	—	—	—	—	—
Second Target Distribution	above $0.690
	up to $0.750	—	—	—	—	—	—
Third Target Distribution	above $0.750
	up to $0.900	—	—	—	—	—	—
Thereafter	above $0.900	—	—	—	—	—	—

		$33,377,702	$9,545,368	$875,981	—	$10,421,349	$43,799,051

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions from Capital Surplus will be Made

Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit that was issued in our initial public offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in our initial public offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 50.0% being paid to the holders of units and 50.0% to our general partner. The percentage interests shown for our general partner include its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price; and

•	the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, and each subordinated unit would be convertible into two common units. Our partnership agreement provides that we do not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98.0% to the unitholders, pro rata, and 2.0% to our general partner, for each quarter of our existence;

•	fifth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence;

•	sixth, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner for each quarter of our existence; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The percentage interests set forth above for our general partner include its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights and that it maintains its 2.0% general partner interest.

If the liquidation occurs after the end of the subordination period, the distinction between common and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

As discussed in “— Adjustments to Capital Accounts” below, in certain circumstances we could allocate gain other than as set forth above if the liquidation occurs prior to the end of the subordination period and we previously allocated unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, 98.0% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98.0% to the holders of common units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

As discussed in “— Adjustments to Capital Accounts” below, in certain circumstances we could allocate loss other than as set forth above if the liquidation occurs prior to the end of the subordination period and we previously allocated unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement generally specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

On April 15, 2009, our partnership agreement was amended to provide that any net termination losses treated as arising during the subordination period as a result of an adjustment to the carrying value of our assets in connection with an issuance by us of additional units will be allocated among the holders of subordinated units and common units in proportion to their percentage interests. As a result of this amendment, if we liquidate during the subordination period it is possible there would be less net termination gain to be allocated to unitholders holding common units, resulting in those unitholders receiving less liquidation proceeds than they would have under our partnership agreement prior to this amendment. In order to mitigate the possibility of adverse consequences to our common units of this revised allocation, our partnership agreement was also amended to provide that, in the event we liquidate during the subordination period, we will allocate items of income, gain, loss and deduction that would otherwise be included in the computation of net termination gain or net termination loss and, if necessary, items included in our net income or net losses, in each case to the extent possible, so that the capital account of each common unit will equal the amount it would have been had we not amended our partnership agreement.

Limitations on Cash Distributions and our Ability to Change our Cash Distribution Policy

There is no guarantee that our unitholders will receive quarterly distributions from us. We do not have a legal obligation to pay the minimum quarterly distribution or any other distribution except as provided in our partnership agreement. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including the following:

•	Our general partner will have the authority to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment or increase of those reserves could result in a reduction in cash distributions to you from the levels we currently anticipate pursuant to our stated distribution policy. Any determination to establish cash reserves made by our general partner in good faith will be binding on our unitholders. Our partnership agreement provides that in order for a determination by our general partner to be made in good faith, our general partner must believe that the determination is in our best interests.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended. Provisions in our partnership agreement related to cash distributions generally may not be amended during the subordination period without the approval of our public common unitholders. However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by Anadarko) and the Class B units issued upon the reset of incentive distribution rights, if any, voting as a single class after the subordination period has ended.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to increases in our operating or general and administrative expense, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs.

THE LIMITED PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Cash Distribution Policy”;

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Income Tax Considerations.”

Organization and Duration

Our partnership was organized in August 2007 and our partnership agreement provides for a perpetual existence.

Purpose

Our purpose, as set forth in our partnership agreement, is generally limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that, our general partner shall not cause us to engage, directly or indirectly, in any business activity that the general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of gathering, processing, compressing, treating and transporting natural gas, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, by accepting the common unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority, in accordance with the partnership agreement, to amend, and to make consents and waivers under, our partnership agreement.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read “Cash Distribution Policy.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described under “Description of the Common Units — Limited Liability.”

If we issue additional units, our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities (other than the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of common units upon conversion of Class B units), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Our general partner’s 2.0% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner, to the fullest extent permitted by law, will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). As of March 31, 2009, our general partner and its affiliates own approximately 62.6% of our outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the operating partnership nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from, in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (“ERISA”)(whether or not substantially similar to plan asset regulations currently applied or proposed);

•	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or the right to acquire partnership securities, including any amendment that our general partner determines is necessary or appropriate in connection with:

•	the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our general partner’s incentive distribution rights as described under “Cash Distribution Policy — General Partner’s Right to Reset Incentive Distribution Levels,” or

•	any modification of the incentive distribution rights made in connection with the issuance of additional partnership securities or rights to acquire partnership securities, provided that, any such modifications and related issuance of partnership securities have received approval by a majority of the members of the special committee of our general partner;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Except for the amendments described above under “— No Unitholder Approval,” which amendments do not require unitholder approval, no other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, the partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement, each of our units will be an identical unit of our partnership following the transaction and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.

If the conditions specified in the partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in the partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor. Please read “— Withdrawal or Removal of the General Partner.”

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership, our operating partnership nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Cash Distribution Policy — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2018 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2018, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one unitholder and its affiliates, other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Units” and “— Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a single class, and the outstanding subordinated units, voting as a single class. As of March 31, 2009, our general partner and its affiliates own 62.6% of our outstanding common and subordinated units, giving them the practical ability to prevent our general partner’s removal.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and the units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

In the event of the removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due to the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Units

Except for transfer by our general partner of all, but not less than all, of its general partner units to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any of its general partner units to another person prior to June 30, 2018 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

On or after June 30, 2018, our general partner may, at any time, transfer its general partner units without unitholder approval.

Transfer of Ownership Interests in the General Partner

At any time, Anadarko and its affiliates may sell or transfer all or part of its partnership interests in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest in the holder or the sale of all or substantially all of the holder’s assets to that entity without the prior approval of the unitholders. Prior to June 30, 2018, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after June 30, 2018, the incentive distribution rights will be freely transferable.

Non-U.S. and Non-Taxpaying Assignees; Redemption

Our general partner, acting on our behalf, may at any time require any or all unitholders to certify:

•	that the unitholder is a U.S. individual or an entity subject to U.S. federal income taxation on the income generated by us; or

•	that, if the unitholder is a U.S. entity not subject to U.S. federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are U.S. individuals or entities subject to U.S. federal income taxation on the income generated by us.

This certification can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

If a unitholder fails to furnish:

•	the required certification within 30 days after request; or

•	provides a false certification; then

we will have the right, which we may assign to any of our affiliates, to acquire all but not less than all of the units held by such unitholder. Further, our general partner may elect not to make distributions or allocate income or loss to such unitholder.

The purchase price in the event of such an acquisition for each unit held by such unitholder will be the lesser of:

(1) the price paid by such unitholder for the relevant unit; and

(2) the average of the daily closing prices of the units for the prior 20 consecutive trading days.

The purchase price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting, if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “Description of the Common Units — Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by that limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days of a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with the operation of our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and in filing his federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership and related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and our financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Western Gas Holdings, LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and fees.

INCOME TAX CONSIDERATIONS

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of McKee Nelson LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Western Gas Partners, LP and WGR Operating, LP, our operating company.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs), employee benefit plans or mutual funds. Accordingly, we encourage each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of McKee Nelson LLP and are based on the accuracy of the representations made by us.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of McKee Nelson LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, McKee Nelson LLP has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partner unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income.

We estimate that less than 2% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, McKee Nelson LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income can change from time to time.

A publicly traded partnership may not rely upon the Qualifying Income Exception if it is registered under the Investment Company Act of 1940 (the “Investment Company Act”). If we were required to register under the Investment Company Act, we would be taxed as a corporation even if we met the Qualifying Income Exception. McKee Nelson LLP is of the opinion that we may rely on the Qualifying Income Exception.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of the operating company for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of McKee Nelson LLP on such matters. It is the opinion of McKee Nelson LLP that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and our operating company will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, McKee Nelson LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which McKee Nelson LLP has relied include:

(a) Neither we nor the operating company has elected or will elect to be treated as a corporation;

(b) For each taxable year, more than 90% of our gross income has been and will be income that McKee Nelson LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

(c) Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by us in activities that McKee Nelson LLP has opined or will opine result in qualifying income.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on McKee Nelson LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Western Gas Partners, LP will be treated as partners of Western Gas Partners, LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Western Gas Partners, LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Income, gain, deductions or losses are not reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Western Gas Partners, LP. References to “unitholders” in the discussion that follows are to persons who are treated as partners in Western Gas Partners, LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis in his common units generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years. Please read “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. Under IRS rulings, a non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis generally will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at-risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk or basis limitations in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. Moreover, “portfolio income” such as general investment income from dividends and interest is specifically excluded from the passive loss calculations, and the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset (i) our portfolio income, such as interest income with respect to our loan to Anadarko or other income we could earn from additional investments, (ii) a unitholder’s income from other passive activities or investments, including investments in other publicly traded partnerships, or (iii) a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when the unitholder disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Internal Revenue Code to account for the difference between the tax basis and fair market value of property contributed to us by the general partner and its affiliates, referred to in this discussion as “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of such offering. In the event we issue additional common units or engage in certain other transactions in the future “Reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to all holders of partnership interests, including purchasers of common units in an offering, to account for the difference, at the time of the future transaction, between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect.

In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

McKee Nelson LLP is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election,” “— Uniformity of Units” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

McKee Nelson LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

In general, the highest effective U.S. federal income tax rate for individuals is currently 35% increasing to 39.6% beginning January 1, 2011, and the maximum U.S. federal income tax rate for net capital gains of an individual where the asset disposed of was held for more than twelve months at the time of disposition, is scheduled to remain at 15% for years 2008-2010 and then increase to 20% beginning January 1, 2011.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we will generally adopt as to our properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “— Uniformity of Units.”

Although McKee Nelson LLP is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b)

adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally either nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our general partner. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “— Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts we incur will be treated as syndication expenses.

Valuation and Tax Basis of our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities attributable to the common units sold. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than twelve months will generally be taxed at a maximum rate of 15% (increasing to 20% in 2011). However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

While the use of this method is consistent with recently proposed Treasury Regulations, it may not be permitted under existing Treasury Regulations. Accordingly, McKee Nelson LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. We use this method because it is not administratively feasible to make these allocations on a more frequent basis. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of any such transfer of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50.0% or more of the total interests in our capital and profits or assets within a twelve-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a taxable year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. Our counsel, McKee Nelson LLP, is unable to opine on the validity of our approach to the extent it is inconsistent with Treasury Regulation Section 1.167(c) — 1(a)(6). The IRS may challenge our approach to the extent it is inconsistent with Treasury Regulation Section 1.167(c) — 1(a)(6). If such a challenge was made and sustained, the uniformity of units might be affected, and the amount of taxable income allocated to our units might be increased.

Tax-Exempt Organizations and Other Investors

Pursuant to our Partnership Agreement, ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. entities and other non-U.S. persons is subject to material limitations. For example, neither non-U.S. persons nor non-U.S. entities qualify as “Eligible Holders,” and after a determination by the general partner that a unitholder is not an Eligible Holder, such unitholder will be subject to redemption and may no longer receive distributions or allocations with respect to its common units. For additional discussion of Eligible Holders and the issues related thereto, please read “The Limited Partnership Agreement — Non-U.S. and Non-Taxpaying Assignees; Redemption.”

Moreover, ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. entities and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income, other than interest income, allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the U.S. because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold tax at the highest applicable effective tax rate from cash distributions made quarterly to non-U.S. unitholders. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a non-U.S. corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the non-U.S. corporation’s “U.S. net equity,” which is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the non-U.S. corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A non-U.S. unitholder who sells or otherwise disposes of a unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a non-U.S. unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. unitholder of a publicly traded partnership would be subject to U.S. federal income tax or withholding tax upon the sale or disposition of a unit to the extent of the unitholder’s share of the partnership’s U.S. real property holdings if he owns 5% or more of the units at any point during the five-year period ending on the date of such disposition. Therefore, non-U.S. unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes each unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor McKee Nelson LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) a statement regarding whether the beneficial owner is:

(i) a person that is not a U.S. person;

(ii) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(iii) a tax-exempt entity;

(c) the amount and description of units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis if the pertinent facts of that position are adequately disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. For individuals, no penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or a “transaction of interest” or that it produces certain kinds of losses for partnerships, individuals, S corporations and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Administrative Matters — Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Administrative Matters — Accuracy-Related Penalties;”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We own property or do business in the states of Kansas, Oklahoma, Texas, Utah and Wyoming. Each of these states, other than Texas and Wyoming, currently imposes a personal income tax, and all of theses states also impose taxes on income of corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions if your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. McKee Nelson LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of debt securities.

INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Income Tax Considerations — Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that, with respect to the plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code. Accordingly, a fiduciary should consider whether a purchase of our common units is a prohibited transaction.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether, in certain circumstances, the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets.” Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by the employee benefit plan are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under some provision of the federal securities laws;

(b) the entity is an “operating company,” — i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby directly to purchasers, through agents, through underwriters or through dealers.

We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act of 1933. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. The agents may be entitled under agreements they may enter into with us to indemnification by us against specified civil liabilities, including liabilities under the Securities Act of 1933. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we use any underwriters in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of the underwriters and the terms of the transaction in a prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We may indemnify the underwriters under the underwriting agreement against specified liabilities, including liabilities under the Securities Act of 1933. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we use a dealer in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. We may indemnify the dealers against specified liabilities, including liabilities under the Securities Act of 1933. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.

We will fix a price or prices of our securities at:

•	market prices prevailing at the time of any sale under this registration statement;

•	prices related to market prices; or

•	negotiated prices.

We also may sell common units and debt securities directly. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

The aggregate maximum compensation the underwriters will receive in connection with the sale of any securities under this prospectus and the registration statement of which it forms a part will not exceed 10% of the gross proceeds from the sale of such securities.

Because the Financial Industry Regulatory Authority (“FINRA”) views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus forms a part will be made in compliance with Rule 2810 of the FINRA Conduct Rules.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a particular plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

In connection with offerings of securities under the registration statement of which this prospectus forms a part and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, and the legal matters described under “Income Tax Considerations” will be passed upon by McKee Nelson LLP. Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Western Gas Partners, LP and its subsidiaries as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, and the consolidated balance sheet of Western Gas Holdings, LLC and its subsidiaries as of December 31, 2008, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Each time we offer to sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus, together with the applicable prospectus supplement, will include or refer you to all material information relating to each offering.

We file annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 001-34046). Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov and at our website at http://www.westerngas.com. You may also read and copy at prescribed rates any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.

Our common units are listed on the New York Stock Exchange under the symbol “WES.” Our reports, proxy statements and other information may be read and copied at the New York Stock Exchange at 11 Wall Street, 5th Floor, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, will automatically update information previously filed with the SEC, and may replace information in this prospectus and information previously filed with the SEC.

We incorporate by reference in this prospectus the following documents that we have previously filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 13, 2009;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed on May 13, 2009;

•	Current Reports on Form 8-K filed on March 3, 2009, April 20, 2009, May 28, 2009, June 16, 2009 and July 15, 2009;

•	Current Report on Form 8-K/A filed on March 3, 2009; and

•	The description of our common units contained in our registration statement on Form 8-A (File No. 1-34046) filed on May 6, 2008.

These reports contain important information about us, our financial condition and our results of operations.

All documents that we subsequently file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (i) after the date on which the registration statement that includes this prospectus was initially filed with the SEC and before the effectiveness of such registration statement and (ii) after the date of this prospectus and prior to the termination of an offering, unless otherwise stated therein, shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such documents. Nothing in this prospectus shall be deemed to incorporate information furnished to, but not filed with, the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K (or corresponding information furnished under Item 9.01 or included as an exhibit).

We make available free of charge on or through our Internet website, http://www.westerngas.com, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our Internet website is not incorporated by reference into, and does not constitute a part of, this prospectus.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting our Internet website at http://www.westerngas.com, or by writing or calling us at the following address:

Investor Relations
Western Gas Partners, LP
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046
Telephone: (832) 636-6000

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of each document.